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Filed by Inverness Medical Innovations, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Binax, Inc.
Commission File No.: 333-122670

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Actual results may differ materially due to numerous factors, including without limitation, the ability of Inverness Medical Innovations, Inc. (the "Company") to successfully develop and commercialize products, including the products which are the subject of the contingent cash payment to the shareholders of Binax, Inc., mentioned below; the potential market acceptance of the Company's current and future products, the efficacy and safety of the Company's products, the content and timing of submissions to and decisions by regulatory authorities both in the United States and abroad, the ability to manufacture sufficient quantities of product for development and commercialization activities, conditions in the financial markets, the intensely competitive environment in the Company's markets which could reduce the Company's market share or limit its ability to increase market share, the operational integration associated with the acquisition of Binax, Inc., as well as any past or future acquisition transactions and other risks generally associated with such transactions, the effect of pending and future legal proceedings, including the cost thereof, on the Company's financial performance and product offerings and the risks, the ability of the Company to obtain the consent of its lenders and satisfy the other closing conditions to the acquisition of Binax, Inc., and the timing of obtaining such consent prior to satisfying such conditions and uncertainties described in the Company's periodic reports filed with the Securities and Exchange Commission under the federal securities laws, including the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The Company undertakes no obligation to update any forward-looking statements.

The company intends to file documents concerning the proposed merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing an information statement/prospectus. WE URGE BINAX SHAREHOLDERS TO READ THE DOCUMENTS FILED AND TO BE FILED BY THE COMPANY, INCLUDING, MOST PARTICULARLY, THE INFORMATION STATEMENT/PROSPECTUS ONCE IT BECOMES AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN, AND WILL CONTAIN, IMPORTANT INFORMATION. Investors may obtain the information statement/prospectus and other documents that have or will be filed by the company with the commission free of charge at the commission's Web site, www.sec.gov, or by directing a request to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attention: Assistant Secretary, telephone 781-647-3900.

Inverness Medical Innovations Conference Call regarding its Agreement to Acquire Binax, Inc.—February 9, 2005, 8:30 a.m. EST

        OPERATOR: Good morning, ladies and gentlemen, and welcome to the Inverness Medical Innovations conference call. At this time, all participants have been placed on a listen-only mode, and the floor will be open for your questions following today's presentation.

It is now my pleasure to turn the floor over to Paul Hempel. Sir, you may begin.

PAUL HEMPEL, MEDICAL INVERNESS INNOVATIONS, INC.: Good morning and welcome to the Inverness Medical Innovations conference call to discuss our recent agreement to acquire Binax, Inc., and to answer any questions you may have on the announced restatement in connection with our closure of a routine review of our 2003 10-K conducted by the Securities and Exchange Commission.

We are joined today by Ron Zwanziger, our Chairman, President and CEO; Chris Lindop, our CFO; and John Bridgen, the President of our North American Professional Diagnostics business.

Before we get to that discussion, though, I would first like to draw your attention to the fact that certain matters discussed in this conference call will constitute forward-looking statements within the meaning of the U.S. securities laws.

These statements reflect our current views with respect to future events or financial performance and are based on management's current assumptions and information currently available. Actual results and the timing of certain events could differ materially from those projected or contemplated by the forward-looking statements due to numerous factors, including without limitation, our ability to successfully develop and commercialize products, the market acceptance of our products, the content and timing of decisions by regulatory authorities both in the United States and abroad, the effect of pending and future legal proceedings on our financial performance, and the risks and uncertainties described in our periodic reports filed with the Securities and Exchange Commission, including our Form 10-Q for the period ended September 30, 2004.

Our company undertakes no obligation to update forward-looking statements.

The company intends to file documents concerning the proposed merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing an information statement/prospectus. We urge Binax shareholders to read the documents filed and to be filed by the company, including, most particularly, the information statement/prospectus once it becomes available, because these documents contain, and will contain, important information. Investors may obtain the information statement/prospectus and other documents that have or will be filed by the company with the commission free of charge at the commission's Web site, www.sec.gov, or by directing a request to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attention: Assistant Secretary, telephone 781-647-3900.

Now I would like to hand the call over to Ron Zwanziger and John Bridgen to discuss the recently announced Binax acquisition.

RON ZWANZIGER, CHAIRMAN/PRESIDENT/CEO, INVERNESS MEDICAL INNOVATIONS, INC.: Thanks, Paul. We're pleased to announce that we have signed a definitive agreement to acquire to Binax, a company involved in the development, manufacture and distribution of rapid diagnostic products for infectious disease testing primarily related to the respiratory system.

Binax is a profitable growing company with sales in 2004 of approximately $20 million. We will acquire all of the stock of Binax in exchange for 1.433 million shares of its common stock and additional consideration of $8.6 million in cash at the closing of the acquisition.

The agreement also provides for additional consideration to the Binax shareholders of up to $11 million in cash contingent upon Binax meeting certain new product development performance objectives over five years.

And with that brief introduction, let me ask John Bridgen to say a few words about Binax.

JOHN BRIDGEN, PRESIDENT, NORTH AMERICAN PROFESSIONAL DIAGNOSTIC BUSINESS, INVERNESS MEDICAL INNOVATIONS, INC.: Thanks, Ron. Patients with respiratory disease or flu-like symptoms account for about 50 million physician office visits each year in the U.S. alone, and Binax has done a superb job in providing simple rapid tests to the medical community that can provide a differential diagnosis of respiratory disease to this very large patient group.

By adding the Binax product line of tests for legionella and strep pneumonia, along with CLIA-waived tests for RSV and influenza to our existing global distribution channels for point-of-care tests, we anticipate continued strong sales growth for this highly differentiated product line.

Furthermore, we anticipate that the acknowledged expertise of the Binax product development group in respiratory disease will result in the continued expansion of our product line in this increasingly important market segment.

Now let me hand the call over to Chris.

CHRIS LINDOP, CHIEF FINANCIAL OFFICER, INVERNESS MEDICAL INNOVATIONS, INC.: Thank you, John. We are excited about the opportunity presented by the Binax acquisition and regret that it coincides with the announced restatement relating to our Abbott acquisition accounting.

I want to emphasize that the original purchase price allocation was prepared with the assistance of a third party appraiser and reviewed and signed off on by our independent auditors. The impact of this adjustment is to record a four cent non-cash amortization charge in each of the four quarters ending September 30, 2004, with a similar quarterly impact in Q4 of 2004 and Q1 of 2005, and a minimal quarterly impact thereafter.

I am pleased that we can put this matter behind us at this time. Ron?

RON ZWANZIGER: And now we will be happy to take your questions. Operator, could you take over, please?

OPERATOR: Certainly. The floor is now open for questions. If you do have a question, please press star one on your telephone keypad at this time.

Once again, that is star one on your telephone keypad.

Thank you. Our first question is coming from Sara Michelmore of Cowen. Please go ahead.

SARA MICHELMORE, COWEN: Yes, thank you. You know, Ron, can you give us a little bit more detail? I mean what is the impact of adding this company to your P&L? Is it dilutive, neutral, whatever? How are you going to fund the cash portion of the acquisition? Is that going to be additional debt or off the balance sheet?

And you know, it strikes me that you definitely have some product overlap here so how should we think about you guys dealing with the product overlap, particularly in the flu.

RON ZWANZIGER: On, first of all, the cash portion, we're simply going to use our credit line that we have to pay for it.

And interestingly, because we're using relatively little cash on an EBITDA ratio it slightly reduces our debt to EBITDA ratio.

On the question of accretion/dilution, this is a company that's been growing and it's profitability has been growing, and I think what we're planning to do is when we announce our Q4 results, we plan to address that issue along with the impact of the smaller Australia acquisition and some other things that we're doing and discuss that, discuss all of that at the call at the end of the month when we release the quarter.

There is, in fact, minimal overlap, but John, do you want to make any comments about any overlap?

JOHN BRIDGEN: Yes. Sara, the legionella and strep pneumonia tests are the only points-of-care tests in the market. The RSV test is comparable to our test but in a different format, which a group of customers seem to prefer, and the key difference in the influenza test that you mentioned is that the Binax test, which differentiates the A and B strains, is a CLIA-waived test.

And that's one of only two CLIA-waived tests in the U.S. market and allows us to address the physician office segment, which is a very large segment of that market.

SARA MICHELMORE: OK. You know, Ron, could you at least give us a sense of how profitable this business is, or at least on a gross margin basis what we should think about?

RON ZWANZIGER: Its gross margins are really quite high, well north of 60 percent.

SARA MICHELMORE: OK. And what kind of, you know, distribution system had they had? Who did they use as distributors and...

RON ZWANZIGER: Well, interestingly they, because the sell (ph) involved in some of their leading products involves education, they have disproportionately tended to do direct selling themselves in the United States, and they use distributors abroad.

They do have some distributions with some companies in the U.S. but they've done most of the selling themselves.

SARA MICHELMORE: Great. Thank you.

OPERATOR: Thank you. Our next question is coming from Kevin Kotler of the Galleon Group. Please go ahead.

KEVIN KOTLER, GALLEON GROUP: Hey, Ron, just so I understand, do you think 60 percent gross margins?

RON ZWANZIGER: I said north of 60 percent gross margins.

KEVIN KOTLER: Did you say operating margins?

RON ZWANZIGER: No, I didn't. What I did say was we'll discuss all these issues in our call at the end of the month.

KEVIN KOTLER: Got you. Can you just go over one manufacturing, if there's any manufacturing synergies? And number two, the pipeline for this company?

RON ZWANZIGER: Well, I mean, the pipeline is actually sort of a major reason why we bought it. And we commented both in the press release and our comments earlier that there's incentive payments relating to new product launches and they have some very exciting new products coming.

As to manufacturing synergy, there won't be particularly a lot because they actually, even though they use lateral flow, they actually have a format that's different to ours.

KEVIN KOTLER: Got you. And you won't say specifically what the pipeline, why there has continued to...

RON ZWANZIGER: Not at this stage.

KEVIN KOTLER: OK. Just curious, was this company, because of lateral flow was there any issues on the legal front with the company because of patents?

RON ZWANZIGER: There could have been but not excessively.

KEVIN KOTLER: OK. Thank you.

OPERATOR: Thank you. Our next question is coming from Greg Simpson of Stifel Nicolaus. Please go ahead.

GREG SIMPSON, STIFEL NICOLAUS: OK. Good morning, guys. Kevin just asked a couple of my questions but, Ron, to save you a bit of reach but anything in the Binax product line or the technology that could be worked into your product plans on the cardiology side?

RON ZWANZIGER: Unlikely on the cardiology side. There is an interesting question, which frankly we don't know the answer to and might take us a couple years to figure out is whether some of these tests might ultimately in some way work themselves into a home test or a monitoring test of some kind because after all, these diseases that we're dealing with, respiratory diseases, are all—or many of them, tend to be chronic, or if not literally chronic, tend to be around for a long time.

So there may be some interesting angles here which we've started playing with and we'll see how that works out. So there could well be some interesting avenues in addition to the actual new targets which Binax is working with.

And I should just say in this regard that the management of Binax in particular, the principal at Binax, Roger Piasio, we've known him for a very long period of time, and they've just done some excellent work in this area.

GREG SIMPSON: And then to follow up on that exact point, is management largely staying in place there? Are they going to join your team?

RON ZWANZIGER: Yes. Yes. Roger's got a five-year contract to develop these products and generally become involved in general decision making within Inverness, and we anticipate the entire team staying on.

GREG SIMPSON: Great. OK. And final question, and you may defer this to the quarterly conference call, is my guess, but are we still on track for the rest of the, kind of the "05 plan with—I'm not asking about guidance, necessarily, but with respect to the product launches we've talked about in the past?

RON ZWANZIGER: Yes. The new pregnancy test is due out middle of the year. I'm not sure if it will be quite in the second quarter or not but it's due in the middle of the year and it's doing very well.

Similarly the coag test is due out in the middle of the year as well. They're both on track for middle of the year launches. So generally I'd say things are—from a product R&D perspective—things are looking good. In fact, we intend to say—it's our plan at the moment that we may be saying one or two things about R&D at the end of the month.

But I just want to—I just sort of slightly misspoke. When I said the entire management team at Binax is staying, there is a senior finance guy who's been there a number of years who will be on short transition. But other than that, the management team will be staying intact.

GREG SIMPSON: OK. Great. And then I'm sorry. Just when you said you might be saying more about the R&D, you're talking about you'll let us in on some additional products that you haven't talked about in the past?

RON ZWANZIGER: We'll just leave it at that, Greg.

GREG SIMPSON: OK. Fair enough.

OPERATOR: Thank you. Our next question is coming from Ray Garson from UBS. Please go ahead.

RAY GARSON, UBS: Thanks. I apologize if you said this but I got on the call—did you actually confirm your guidance for the fourth quarter?

RON ZWANZIGER: No, we didn't comment at all about the fourth quarter. We'll deal with that at the end of the month.

RAY GARSON: So you're just not making any comment with respect to the fourth quarter.

RON ZWANZIGER: No. I mean, there's not much to say. Our audit is a little later than we would have liked but that was because BDO asked to start late because they're so busy with other accounts because of Sarbanes-Oxley.

And from our perspective, it didn't matter to us a great deal. And so it's going to take a bit longer because they started a bit later.

RAY GARSON: OK. And then in terms of the earn-out payments, you have a five-year lead. Is it anticipated that the majority of that 11 would come out in "05 or is it going to take a couple years to...

RON ZWANZIGER: We would be thrilled to bits if the products that we see as targeted would be launched in "05, and we would be thrilled, but it's unlikely. I think they'll be spread over—frankly I would be extremely pleased if they got the three products out in two to three years but my guess is it will be spread over at least four years and to get the third one it may—or one of that later targets it may take the full five years.

Now I think it's extremely unlikely that any of the targets will be hit in "05.

RAY GARSON: And I know you said you're going to give "05 update in the call, but can you just give us some perspective—I mean, I think you alluded that this is actually added or accretive to your leverage profile.

Can you just give us what the EBITDA is of the company today?

RON ZWANZIGER: We'll deal with it at the end of the month. It's a nice—it's company that, you know, it's been growing 20 percent. It's been profitable. The profits are growing, and we'll deal with all these issues at the end of the month.

RAY GARSON: In terms of their historic R&D spend, is it something that you're likely going to have to take up to kind of accelerate some of this stuff?

RON ZWANZIGER: No, I wouldn't particularly say so. They actually, in some respects, are a bit like us. They've had, for within that space, they've had a disproportionate investment in R&D already, and we certainly don't plan to cut that.

So—you know, like our R&D and diagnostics and on the rapids is probably, relatively speaking, generous relative to the industry, and they're the same.

RAY GARSON: I think in the press release it said you needed to get bank approval.

RON ZWANZIGER: Yes, because we're going to use the line of credit, as I said earlier, to pay our debt. We don't anticipate an issue there.

RAY GARSON: OK. There's no covenant or other issues right now that...

RON ZWANZIGER: I don't think so, no. No issue, no.

RAY GARSON: All right. Thank you.

OPERATOR: Thank you. Our next question is coming from Mike Scarangella from Merrill Lynch. Please go ahead.

MIKE SCARANGELLA, MERRILL LYNCH: Actually my question's been answered. Thanks, guys.

RON ZWANZIGER: OK.

OPERATOR: Thank you. Once again, if you do have a question, please press star one on your telephone keypad at this time.

Our next question is coming from Kevin Kotler of the Galleon Group. Please go ahead.

KEVIN KOTLER: Hey, Ron, could you at least tell us what you thought—at first you had the company for a full year "05, how much cost cutting you think you can get given the fact that manufacturing is different?

RON ZWANZIGER: This acquisition, Kevin, is not about cost cutting. This acquisition is about exciting products with high margins that are growing fast and more products coming out. This is not an integration play.

KEVIN KOTLER: OK. And as far as acquisitions go, where would you say your pipeline of deals—you know, what's the—you know, how deep is it? Could we see more deals of this magnitude over this year or—I mean, do you have a lot of new products?

You have this company now. Do you have everything you need or are we going to see more deals like this?

RON ZWANZIGER: Well, you know, what does need mean? You know, I mean, we're very interested in broadening our line. We do have the widest line on the professional side, in professional diagnostics in rapids.

We obviously have a pretty good line in women's healthcare when it comes to diagnostics on the retail side. Could there be other acquisitions? Yes. We're obviously looking at some things and we'll continue to look at other assets, whether it's to enhance distribution—There are still a few products that we don't have in the line. There are some technologies that we might need and there is ways, perhaps in cardiology. So yes, we will keep looking.

KEVIN KOTLER: I just—just as a thought, though, because if you're going to let, rollout these shares to register, you're basically doing a secondary offering. Would it make more sense maybe to just do a secondary offering and have the cash on hand to either pay down your debt or, two, when you do a deal, you can just give the acquired company the management cash so we don't face, you know, potential, you know, sellers, you know, blocks of stock.

RON ZWANZIGER: I think you'll find, Kevin, that while—well, first of all, if you do what you suggest, you're already selling shares.

KEVIN KOTLER: But it's organized. This isn't organized. That's the problem with it.

RON ZWANZIGER: Yes, but while some of these shareholders might sell a few shares, I don't think—my suspicion is that the shareholders in this company will actually, to a great extent, stick with us.

And I should say, on that subject, Kevin, from experience, while the Street tends to be extremely worried about exactly these issues, about new shareholders selling the stock, and when you do buy a company the sellers are always very fussy about locking out all the registration rights.

In our experience, both in this company and our previous company, is that when people get shares in our company, when owners get the shares in our company despite all the trouble they go to to make sure that they get the registration issues all worked out to the last, to that detail—when they become shareholders they don't actually, on the whole, they don't tend to sell them in the first place.

And I don't suppose this group of shareholders will be behaving any differently.

KEVIN KOTLER: OK. One last thing. On the accounting side, I think this is the second time we've had an accounting issue in the recent couple months. Is there anything that you're doing internally, Ron, to review just the acquisitions that you've done in the past to make sure that, you know, these things, you know, I guess we don't have anymore because I'm sure you don't want to...

RON ZWANZIGER: No, we're all—extremely embarrassed over the whole thing...

KEVIN KOTLER: Yes.

RON ZWANZIGER: ...Kevin, we're all over these issues and we'll continue to be all over these issues. And we're extremely embarrassed about it, and we'll put every effort in to make sure that it doesn't happen again.

You know, we've had a thorough review, we just had a thorough review by the SEC, and—but as I said, we're putting a lot of effort to make sure it doesn't happen again.

KEVIN KOTLER: OK. Thanks.

OPERATOR: Thank you. Our next question is coming from Sara Michelmore of Cowen. Please go ahead.

SARA MICHELMORE: Yes, it's a follow up on the share issue. Is there a collar on that? Is there any change—if there's a change in the stock price that that number would change of the shares that you issue?

RON ZWANZIGER: It won't change but there is a collar of 20 to 30, I think. Yes, 20 to 30. But the numbers don't change. If it's—if our stock price is below 20, they can walk and if it's above 30, we can walk.

SARA MICHELMORE: OK. Great. Thanks.

RON ZWANZIGER: OK. I think we'll cut it off there. As always, I'd like to thank you all for your continued support and interest, and thank you very much.

END

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Inverness Medical Innovations Conference Call regarding its Agreement to Acquire Binax, Inc.—February 9, 2005, 8:30 a.m. EST